[Letterhead of Eversheds Sutherland (US) LLP]

April 30, 2021

VIA EDGAR

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Fidus Investment Corporation

Registration Statement on Form N-2 (File No. 333-253525)

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020 (File No. 814-00861)

Dear Ms. Fettig:

On behalf of Fidus Investment Corporation (the “Company”), set forth below are the Company’s responses to the accounting comments received during a telephone call on March 25, 2021 with the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Company’s Registration Statement on Form N-2 (File No. 333-253525) (the “Registration Statement”), and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (File No. 814-00861) (the “Annual Report”), both of which were filed with the SEC on February 25, 2021.

The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions are included in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Where revisions to the Annual Report are referenced in the Company’s responses set forth below, such revisions will be included in the Company’s subsequent Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Subsequent Annual Report”) as well as the Company’s Annual Reports on Forms 10-K going forward (collectively with the Subsequent Annual Report, the “Subsequent Annual Reports”). Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Registration Statement and the Annual Report.

Accounting Comments – Registration Statement

General Comments

1.	Comment: When future initial registration statement filings are made, please file an accompanying cover letter as correspondence that includes the Company’s contact information.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will file a cover letter as correspondence with future initial registration statement filings.

2.

Comment: If the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 (the “March 31, 2021 10-Q”) is filed prior to the effectiveness of the Registration Statement, please update the Amended Registration Statement to include data as of March 31, 2021, as applicable.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will update the Amended Registration Statement to include data as of the period ended March 31, 2021 if the March 31, 2021 10-Q is on file prior the effectiveness of the Registration Statement.

3.	Comment: Please include an updated consent from the Company’s independent registered public accounting firm with the Amended Registration Statement.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will include an updated consent from the Company’s independent registered public accounting firm, RSM US LLP, in the Amended Registration Statement.

4.

Comment: “RSM US LLP” is referenced in “Part C – Other Information” of the Registration Statement, but the consent filed as Exhibit(n)(1) to the Registration Statement does not specify this heading in the list of headings under which the firm is referenced. In the updated consent that is filed with the Amended Registration Statement, please consider including the “Part C – Other Information” in the list of headings, or please consider revising the consent such that RSM US LLP does not specify each heading and generally consents to all references to its firm in the Registration Statement.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that the updated consent filed with the Amended Registration Statement will specify the “Part C – Other Information” heading in its list of headings to which RSM US LLP consents to the reference to its firm.

5.

Comment: On the cover of the Registration Statement, please check the following two boxes, if applicable: “Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto” and “A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).”

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it has checked both boxes in the Amended Registration Statement, as the Company is a seasoned issuer.

6.

Comment: The Registration Statement and the Annual Report state that the Company is non-diversified. Please confirm whether the Company is non-diversified and, if so, explain how the Company qualifies as non-diversified. Please consider modifying the disclosure in the Amended Registration Statement and Subsequent Annual Reports, as necessary.

Response: The Company acknowledges the Staff’s comment and recognizes that, as of December 31, 2020, the Company’s portfolio would meet the definition of “diversified” under Section 5 of the Investment Company Act of 1940, as amended. Nevertheless, the Company maintains an investment policy that allows it to operate as non-diversified, which also affords it the flexibility to operate as diversified. In addition, the Company has updated the cover page and page 1 of the Amended Registration Statement to provide additional disclosure regarding the Company’s ability to operate as a diversified or non-diversified company, notwithstanding that it is a non-diversified company. The Company confirms to the Staff that it will similarly update the disclosure in Subsequent Annual Reports to include this additional disclosure.

Prospectus Summary

7.

Comment: Referring to the third paragraph of page 1 of the Registration Statement, wherever a weighted average yield on debt investments is disclosed that excludes investments on non-accrual status, please update the disclosure to also include a yield on the entire portfolio. Please reflect this updated disclosure in the Company’s subsequent Quarterly Reports on Form 10-Q, as applicable, and Subsequent Annual Reports.

Response: The Company respectfully advises the Staff on a supplemental basis that the weighted average yield on the entire portfolio is not materially different than the weighted average yield on its debt investments excluding those investments on non-accrual status. Going forward, if the difference between the weighted average yield on the entire portfolio and weighted average yield on its debt investments excluding those investments on non-accrual status becomes material, the Company will adjust its disclosure accordingly. In addition, the Company has revised the disclosure on page 1 of the Amended Registration Statement to include the Company’s total return based on its net asset value and its total return based on its market value.

The Offering

8.

Comment: Referring to the “Taxation” section on page 4 of the Registration Statement, the disclosure indicates that the Company will not pay U.S. federal income taxes at the corporate level. The Staff notes that the Company has Taxable Subsidiaries that may be subject to excise tax. Please consider modifying the disclosure in this paragraph to reference the Taxable Subsidiaries and the potential payment of excise tax.

Response: The Company has revised pages 4 and 40, of the Amended Registration Statement to reflect the Staff’s comment.

Fees and Expenses

9.

Comment: With respect to the Fees and Expenses table on page 7 of the Registration Statement, the incentive fee is presented as net of the income incentive fee waiver. Please consider whether the incentive fee should be presented as gross, rather than net, of the income incentive fee waiver.

Response: The Company has revised page 7 of the Amended Registration Statement to reflect the Staff’s comment.

10.

Comment: Referring to footnote 9 on page 8 of the Registration Statement, the Staff notes that “Other expenses” do not include the taxes listed in the Statement of Operations in the Annual Report. The Fees and Expenses table should include all expenses, including any taxes from such Statement of Operations.

Response: The Company has revised the “Other expenses” line item of the Fees and Expenses table on page 7 of the Amended Registration Statement as well as footnote 9 on page 8 of the Amended Registration Statement to reflect the Staff’s comment.

11.

Comment: On a supplemental basis, please confirm that the “Example” table on page 9 of the Registration Statement will be updated in subsequent prospectus supplement filings to include the effective transaction expenses.

Response: The Company respectfully advises the Staff on a supplemental basis that it will update the “Example” table on page 9 of the Amended Registration Statement to include the effective transaction expenses in subsequent prospectus supplement filings.

12.

Comment: In the “Example” table on page 9 of the Registration Statement, using an expense ratio of 12.53%, the Staff calculated $121, $335, $519, and $869 for 1 year, 3 years, 5 years and 10 years, respectively, for the first line item in that table. Please consider revising such line item to reflect these values.

Response: The Company respectfully advises the Staff on a supplemental basis that the amounts in the first line item of the “Example” table have been updated to account for the change made to the Fees and Expenses table in response to Comment 10 and to clarify the calculation used to reach such amounts.

13.

Comment: On a supplemental basis, please provide the Staff with the expense ratio that was used to reach the values provided in the second line item of the “Example” table on page 9 of the Registration Statement.

Response: The Company respectfully advises the Staff on a supplemental basis that an expense ratio of 12.53% had been used to reach the values provided in the second line item of the “Example” table on page 9 of the Registration Statement, and an expense ratio of 12.75% was used to reach the values provided in the second line item of the “Example” table on page 9 of the Amended Registration Statement. The Company respectfully advises the Staff on a supplemental basis that the amounts in the second line item of the “Example” table have been updated to account for the change made to the Fees and Expenses table in response to Comment 10 and to clarify the calculation used to reach such amounts.

14.

Comment: On a supplemental basis, please confirm that the Fees and Expenses table in the Company’s filings going forward (e.g., Subsequent Annual Reports, prospectus supplements, and any other applicable filings) will be updated to reflect the Staff’s comments on the Fees and Expenses table in the Registration Statement, as applicable.

Response: The Company respectfully advises the Staff on a supplemental basis that it will update the Fees and Expenses table in the Company’s filings going forward (e.g., Subsequent Annual Reports, prospectus supplements, and any other applicable filings) to reflect the Staff’s comments on the Fees and Expenses table in the Registration Statement, as applicable.

Senior Securities

15.

Comment: If the Company’s March 31, 2021 10-Q is filed prior to the effectiveness of the Registration Statement, please confirm to the Staff whether an updated Senior Securities table will be included in the Registration Statement or the March 31, 2021 10-Q to include such quarterly data as of March 31, 2021. Please see Form N-2, Item 4.3, Instruction 1.

Response: The Company respectfully advises the Staff on a supplemental basis that the updated Senior Securities table will be included in the Amended Registration Statement if the March 31, 2021 10-Q is filed prior to the effectiveness of the Registration Statement.

Portfolio Companies

16.

Comment: On page 24 of the Registration Statement, please update the “Portfolio Companies” section to include the list of portfolio companies, rather than incorporating by reference to the Annual Report. The Staff notes that in the Schedule of Investments in the Annual report, the address and the percentage of class ownership are not denoted for each portfolio company. Please see Form N-2, Item 8.6. In addition, on a supplemental basis, please explain why Pinnergy, Ltd. is not categorized as a Control Investment given that the Company owns more than 25% of this portfolio company.

Response: The Company has revised page 24 of the Amended Registration Statement to reflect the Staff’s comment. In addition, the Company respectfully advises the Staff on a supplemental basis that, pursuant to the 1940 Act, a company must own more than 25% of the company’s voting securities in order to be deemed to control such company. The Company owns less than 25% of the voting securities of Pinnergy, Ltd.; therefore, the Company does not control such portfolio company, and as a result, it is categorized as an Affiliate Investment and not a Control Investment.

Incorporation of Certain Information by Reference

17.	Comment: On page 81 of the Registration Statement, please remove references to the Small Business Credit Availability Act, as such legislation is now in effect.

Response: The Company has revised pages 6 and 83 of the Amended Registration Statement to reflect the Staff’s comment.

18.

Comment: If any additional information is on file prior to the filing of the Amended Registration Statement, please update the “Incorporation of Certain Information by Reference” section on page 81 of the Registration Statement to incorporate such information by reference, as necessary.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that to the extent any additional information is on file prior to the filing of the Amended Registration Statement, the Company will update the “Incorporation of Certain Information by Reference” section to incorporate such information by reference, as necessary.

Accounting Comments – Annual Report

General Comments

19.

Comment: Given that the Company is a seasoned issuer, please explain why not all of the disclosure requirements for seasoned issuers (e.g., Senior Securities table, Fees and Expenses table, and Price Range of Common Stock and Distributions table) are not each included in the Annual Report. The Staff notes that the Price Range of Common Stock and Distributions table starting on page 14 of the Registration Statement is not included in the Annual Report. Please include such table in Subsequent Annual Reports, or alternatively, please explain on a supplemental basis why such table is not required to be included in Subsequent Annual Reports. Please see Form N-2, Item 24, Instruction 4(h).

Response: The Company respectfully advises the Staff on a supplemental basis that the Senior Securities table and the Fees and Expenses table are included in the Annual Report and will continue to be included in Subsequent Annual Reports, and that the Price Range of Common Stock and Distributions table is included in the Company’s most recent Definitive Proxy Statement on Schedule 14A and will continue to be included in the Company’s subsequent Definitive Proxy Statement on Schedule 14A filings. The Company also confirms to the Staff that it will include the Price Range of Common Stock and Distributions Table (Form N-2, Item 8.5) in Subsequent Annual Reports.

20.

Comment: Because the Registration Statement will forward-incorporate the Subsequent Annual Reports by reference, please confirm to the Staff that the Company will file with the Subsequent Annual Report the required consent from its independent registered public accounting firm that consents to the incorporation by reference of the auditor’s reports into the Registration Statement.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will file such consent with the Subsequent Annual Report.

21.

Comment: Pursuant to Item 4 of Form N-2, the Registration Statement is required to include financial highlights covering the last ten fiscal years or the life of the registrant, if shorter, and the latest five years must be audited. How does the Company intend to comply with this requirement moving forward?

Response: The Company has revised page 17 of the Amended Registration Statement to forward-incorporate by reference the “Financial Highlights” section of the Company’s most recent Annual Report on Form 10-K. The Company respectfully advises the Staff on a supplemental basis that such revision will ensure that Item 4 of Form N-2 is satisfied.

22.

Comment: During the last fiscal year, the Company’s filer status changed from “accelerated filer” to “non-accelerated filer.” On a supplemental basis, please provide the Staff with the calculations and measurement dates that the Company used to determine that it was no longer an accelerated filer.

Response: The Company respectfully advises the Staff on a supplemental basis that, as provided in the SEC’s final rule “Accelerated Filer and Large Accelerated Filer Definitions” adopted on March 12, 2020 (the “Final Rule”), business development companies (“BDCs”) are excluded from the accelerated and large accelerated filer definitions if the BDC (i) as of its most recently completed second fiscal quarter has a public float of $75 million or more, but less than $700 million, and (ii) as of its most recently completed fiscal year end has an investment income of less than $100 million, for which a BDC’s revenue serves as the investment income, as defined in Rule 6-07.1 of Regulation S-X. The Company confirms to the Staff that it had a public float of $218,493,597 as of June 30, 2020, the Company’s most recently completed second fiscal quarter, and investment income (i.e., the Company’s revenue) of $77,105,586 as of December 31, 2019, the Company’s then most recently completed fiscal year end. Therefore, the Company was excluded from the definition of accelerated filer and large accelerated filer under the Final Rule, and as a result, changed its filer status to “non-accelerated” in the Annual Report.

Risk Factors

23.

Comment: On page 26 of the Annual Report, please revise the following sentence to reflect that the Company is currently subject to the 150% asset coverage ratio: “As a result, we will become subject to the 150% asset coverage ratio effective as of April 29, 2020.”

Response: The Company confirms to the Staff that it will reflect the Staff’s comment in Subsequent Annual Reports.

Management’s Discussion and Analysis of Financial Condition and Results of Operation (the “MD&A”)

24.

Comment: Referring to the table at the top of page 61 of the Annual Report, because the Company invests in unitranche loans, which have a different risk profile than first lien debt, please consider categorizing unitranche loans separately.

Response: The Company confirms to the Staff that it will reflect the Staff’s comment in Subsequent Annual Reports.

25.

Comment: Item 303(a)(3) of Regulation S-K requires describing “any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case” indicating “the extent to which the income was so affected.” The Staff notes that according to the table on page 66 of the Annual Report, it appears that a majority of the Company’s losses for the year ended December 31, 2020 related to the sale of 50% of an equity investment. On a supplemental basis, please explain why narrative disclosure, as required by Item 303(a)(3), was not included in the MD&A to describe such events.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that going forward, in addition to disclosing in tabular format the significant realized gains/losses incurred during a calendar quarter, it will also include narrative disclosure of the same in Subsequent Annual Reports.

26.

Comment: In its report on page 80, RSM US LLP identified the transfer of financial assets as a critical audit matter; however, the transfer of financial assets is not identified as a critical accounting policy on page 71 of the Annual Report. On a supplemental basis, please explain whether the transfer of financial assets is also considered a critical accounting policy, and if so, please disclose such point in Subsequent Annual Reports.

Response: The Company respectfully advises the Staff on a supplemental basis that the transfer of financial assets is a critical accounting policy of the Company, as disclosed on page 99 of the Annual Report. The Company confirms to the Staff that it will disclose in the Subsequent Annual Report in the “Critical Accounting Policies and Use of Estimates” section in the MD&A that the transfer of financial assets is a critical accounting policy of the Company.

Consolidated Financial Statements and Supplementary Data

27.

Comment: In the “Cash and cash equivalents” line item on page 82 of the Annual Report, on a supplemental basis, please explain whether the composition of the “Cash and cash equivalents” includes any non-cash items. If so, please separately disclose such non-cash items in the Schedule of Investments in the Annual Report.

Response: The Company respectfully advises the Staff on a supplemental basis that the amount disclosed for the “Cash and cash equivalents” line item on page 82 of the Annual Report is comprised only of cash. The Company confirms to the Staff that to the extent there are any non-cash items in the future, it will disclose such non-cash items separately from the “Cash and cash equivalents” line item.

28.

Comment: Referring to page 90, please confirm that the Company owned no non-qualifying assets as of its fiscal year ended December 31, 2020. If the Company does own non-qualifying assets, please include such disclosure in the Company’s Schedule of Investments in Subsequent Annual Reports, pursuant to Form N-2, Item 8(6)(c).

Response: The Company respectfully advises the Staff on a supplemental basis that it had no non-qualifying assets as of December 31, 2020 to disclose in its Schedule of Investments in the Annual Report. The Company confirms to the Staff that to the extent it has non-qualifying assets in the future, the Company will disclose such non-qualifying assets in its Schedule of Investments in Subsequent Annual Reports in accordance with Form N-2, Item 8(6)(c).

29.

Comment: Referring to the “Consolidated Schedule of Investments In and Advances To Affiliates” table on page 103 of the Annual Report, in Subsequent Annual Reports, please disclose two fiscal years in such table (the current fiscal year and the prior fiscal year), consistent with the Schedule of Investments.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will reflect its comment in Subsequent Annual Reports.

30.

Comment: Referring to the “Consolidated Schedule of Investments In and Advances To Affiliates” table on page 103 of the Annual Report, please explain why such table has not been categorized by (i) investments in majority-owned subsidiaries, (ii) other controlled investments, and (iii) other affiliates. To the extent there are any majority-owned subsidiaries, please include a separate category in the table for these subsidiaries in Subsequent Annual Reports. If there were no majority-owned subsidiaries to disclose in this table in the Annual Report, please confirm on a supplemental basis. Please see Regulation S-X 12-14, Footnote 1(a).

Response: The Company confirms to the Staff that, to the extent any portfolio companies listed in the “Consolidated Schedule of Investments In and Advances To Affiliates” table are majority-owned subsidiaries for purposes of Regulation S-X 12-14, Footnote 1(a), the Company will include a footnote to any such portfolio company noting such majority-owned status in Subsequent Annual Reports.

31.

Comment: With respect to the following statement on page 106 of the Annual Report—“The Company believes that the carrying amounts of its other financial instruments such as cash and cash equivalents, interest receivable and accounts payable and other liabilities approximate the fair value of such items due to the short maturity of such instruments”—on a supplemental basis, please confirm that escrow receivables presented in pre-paid expenses and other assets are included in that statement.

Response: The Company respectfully advises the Staff on a supplemental basis that escrow receivables presented in pre-paid expenses and other assets are included in the statement referenced in the Staff’s comment.

32.

Comment: In the Financial Highlights table on page 117 of the Annual Report, the “Portfolio turnover rate” line item refers to footnote 3, but footnote 3 describes the total return based on market value. In Subsequent Annual Reports, please correct the portfolio turnover rate footnote to describe such line item.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will reflect its comment in Subsequent Annual Reports as well as subsequent Quarterly Reports on Form 10-Q.

33.

Comment: In the Financial Highlights table on page 117 of the Annual Report, the ratio of expenses to income should include tax expenses and tax provisions; as a general matter, ratios should include all expenses from the Statement of Operations, regardless of geography.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will reflect its comment in Subsequent Annual Reports as well as subsequent Quarterly Reports on Form 10-Q.

34.

Comment: Referring to Note 12 on page 118 of the Annual Report, please explain why the tax basis of unrealized appreciation of $55,842 disclosed in the last table on page 119 of the Annual Report does not agree with the tax basis of net unrealized appreciation on investments of $57,044 disclosed in the table at the top of page 120 of the Annual Report.

Response: The Company respectfully advises the Staff on a supplemental basis that the $55,842 in the last table on page 119 of the Annual Report discloses the Company’s unrealized appreciation as it relates to the Company’s distributable earnings as a RIC, and as a result, such amount does not include the taxation of every entity that is subject to corporate-level U.S. federal income tax and other applicable taxes. The $57,044 disclosed in the table at the top of page 120 of the Annual Report does, however, include such corporate-level U.S. federal income tax for such entities.

35.

Comment: Referring to the table at the bottom of page 119 of the Annual Report, please note that the “Unrealized appreciation” line item denotes a footnote 2, but there is no accompanying footnote 2 in that table.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will either delete such footnote reference or include the missing footnote to this table, as necessary, in Subsequent Annual Reports.

36.

Comment: Referring to the table at the bottom of page 119 of the Annual Report, please explain why the total distributable earnings of $46,985 does not agree with the total distributable earnings of $44,943 disclosed in the balance sheet on page 83 of the Annual Report.

Response: The Company respectfully advises the Staff on a supplemental basis that the reason for such difference of $2,042 between the $46,985 disclosed in the last table on page 119 of the Annual Report and the $44,943 disclosed in the balance sheet on page 83 of the Annual Report is explained in the second table, including the lead-in to such table, on page 120 of the Annual Report. In sum, the $2,042 is attributed to permanent book-to-tax differences between the $46,985, which includes the Company’s distributable earnings as a RIC and excludes the taxation of every entity that is subject to corporate-level U.S. federal income tax and other applicable taxes, and the $44,943, which reflects the consolidated figure presented in conformity with GAAP.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Edward H. Ross, Chief Executive Officer, Fidus Investment Corporation

Shelby E. Sherard, Chief Financial Officer, Fidus Investment Corporation

Steve B. Boehm, Eversheds Sutherland (US) LLP